		UNITED STATES				OMB APPROVAL

		SECURITIES AND EXCHANGE COMMISSION				Expires: . . . . . . August 31, 2015
		Washington, D.C. 20549				Estimated average burden
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		FORM 12b-25				SEC FILE NUMBER
333-176694

		NOTIFICATION OF LATE FILING				CUSIP NUMBER
79854T 206
(Check one):
	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐Form N-CSR
For Period Ended: December 31, 2014
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

SAN LOTUS HOLDING INC.

Full Name of Registrant

Former Name if Applicable

Suite 23, 3301 Spring Mountain Rd,

Las Vegas, NV 89102

Address of Principal Executive Office (Street and Number)

PART II RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b)      The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Qorsubject distribution reporton Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11- K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

San Lotus Holding Inc. (the "Company") remains amending its financial statements as of December 31, 2014 in order to accurately conform with the previously received instructions of the Securities and Exchange Commission (the "SEC"). Consequently, the Company was unable to timely file its Annual Report on Form 10-K for the year ended December 31, 2014, and requires additional time to discuss the related matters with its auditor and for the auditor to complete his review of the Company's Financial Statement and Related Notes as of December 31, 2014.

The Company currently anticipates that its Form 10-K for the year ended December 31, 2014 will be filed as soon as practicable and no later than Tuesday, March 31, 2015.

(Attach extra Sheets if Needed)

PART IV OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification

Lin, Mu-Chen	325	011-886- 03-4072339
(Name)	(Area Code)	(Telephone Number)

(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant

was required to file such report(s) been filed ? If answer is no, identify report(s).    Yes ☒   No ☐

(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐   No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made

San Lotus Holding Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 10, 2015

By : /s/ Lin, Mu-Chen

Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).